PROXY MEMORANDUM

To:	AbbVie Inc. Shareholders
Subject:	Shareholder resolution on extent to which risks related to public concern over drug pricing are integrated into incentive compensation policies for senior executives
Date:	March 27, 2018
Contacts:	Katie McCloskey at katie.mccloskey@usfunds.org
Donna Meyer at dmeyer@mercyinsestments.org

At the upcoming AbbVie Inc. (“AbbVie”) annual shareholders’ meeting on May 4, 2018, shareholders will have the opportunity to vote on a proposal we1 sponsored asking AbbVie to disclose how it takes into account risks stemming from public concern over high drug prices in setting incentive pay arrangements for senior executives. We urge you to vote FOR Item 9 on the proxy card.

We believe that incentive compensation programs should not just encourage executives to achieve financial objectives, but also to manage key business risks effectively. AbbVie acknowledges in its most recent proxy that a well-designed compensation program should align executive interests with the drivers of stockholder returns and profitable growth, support achievement of the company's primary business goals, and attract and retain world-class executives whose talents and contributions sustain the growth in long-term stockholder value.2 But how customer interests are reflected in AbbVie’s incentive compensation arrangements is not explained.

Reactions of the public, health care payers, policymakers and prescribers to high drug prices pose a serious challenge, in our view, to sustainable value creation by pharmaceutical companies. High drug prices may create several kinds of risk:

▪
They may damage corporate reputation, as illustrated by Mylan’s 2016 EpiPen controversy. The pharmaceutical industry’s favorability rating, according to Gallup, stands at 33 percent, lower than all 23 other industries included in the poll.[3] Poor reputation can make it more difficult to recruit and retain talented employees.[4]

1 United Church Funds, Zevin Asset Management, LLC on behalf of Claire L Bateman 1991 Trust, Mercy Health, Mercy Investment Services, Inc., the Religious of the Sacred Heart of Mary, the Sisters of Providence, Mother Joseph Province, the Sisters of St. Francis of Philadelphia, the Sisters of St. Joseph of Orange, Trinity Health and the UAW Retiree Medical Benefits Trust.
2  Proxy Statement filed on March 19, 2018, page 7.
3  news.gallup.com/poll/12748/business-industry-sector-ratings.aspx
4  See http://www.mandrake.ca/bill/images/corporate_responsibility_white_paper.pdf (summarizing evidence that perceptions regarding corporate social responsibility drive higher levels of employee engagement and retention); see also https://business.missouri.edu/sites/default/files/publication/turban_greening_1997_amj.pdf

▪	Payers may rely more heavily on outside analyses of drugs’ value, which have been used to support price rollbacks on costly hepatitis C drugs;[5] and
▪
High prices may spur regulatory intervention. Legislation has been passed in several states addressing pricing–related issues, including notice of intended price increases, and many more measures have been introduced and advanced through committee.[6]

For example, while a drug like Humira is approved and may increase quality of life for patients with Crohn’s Disease, rheumatoid arthritis and other conditions, the cost is a huge barrier for patients and for the U.S. health care systems.7  Some companies have responded to these kinds of public concerns about prices by committing not to raise prices by more than a certain amount per year. For example, Sanofi committed to limiting price increases to the national health expenditure growth projection which was 5.4 percent in 2017.8 In contrast, AbbVie recently raised the price of Humira 9.7 percent which is within the single digit increase promised by the company but still represents an increase that is around 4.5 times the national inflation rate. We are concerned that AbbVie’s incentive pay arrangements, which use revenue and earnings per share targets to determine payouts, may overlook the pricing pressure risks the company faces and not take into account these risks in compensation arrangements.

In our view, rewarding executives for boosting revenue can create additional risks when that revenue is generated primarily or solely through price increases. In 2017, holders of approximately 80 percent of Mylan shares voted opposed management’s “say on pay” proposal,9 following a “vote no” campaign by institutional investors that cited high pay “amid a public and regulatory backlash” related to EpiPen pricing.10

AbbVie claims that its proxy statement already identifies the factors considered in setting pay for the company’s named executive officers and that the disclosure sought in the proposal is “unnecessary.” AbbVie unsuccessfully advanced a similar argument to the Staff of the SEC, claiming its proxy statement disclosures about executive pay “substantially implemented” the proposal and that the company should not have to allow shareholders to vote on it.11

We believe that the information sought by the proposal would give shareholders valuable information about how AbbVie’s executive pay practices balance financial goals and management of pricing-related risks. We therefore urge shareholders to vote FOR Item 9.

5  See www.wired.com/story/fighting-high-drug-prices/
6  A State Prescription Drug Legislative Trackers can be found at nashp.org/wp-content/uploads/2018/01/RxStateTracker-3.9.18.pdf (2018) and https://nashp.org/wp-content/uploads/2016/09/Rx-Legislative-Tracker-2017-Final.pdf (2017).
7 https://www.nytimes.com/2018/01/06/business/humira-drug-prices.html
8 http://mediaroom.sanofi.com/sanofi-pricing-principles-for-the-u-s/
9  See www.sec.gov/Archives/edgar/data/1623613/000119312517216777/d412323d8k.htm
10  www.sec.gov/Archives/edgar/data/1517047/000121465917003708/d530170px14a6g.htm
11  https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2018/unitedchurch031418-14a8.pdf